Divakar Gupta (212) 479-6474 dgupta@cooley.com	VIA EDGAR

December 5, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Suzanne Hayes
Ms. Mary Beth Breslin
Mr. Scot Foley
Ms. Sasha Parikh
Ms. Lisa Vanjoske

Re:	ObsEva SA
Confidential Draft Registration Statement on Form F-1
Submitted October 14, 2016
CIK No. 0001685316

Ladies and Gentlemen:

On behalf of our client, ObsEva SA (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated November 13, 2016 (the “Comment Letter”), relating to the above referenced Confidential Draft Registration Statement on Form F-1 (the “Draft Registration Statement”). In response to the comments set forth in the Comment Letter (the “Comments”), the Company has revised the Draft Registration Statement and is confidentially submitting a revised draft (the “Amended DRS”) with this response letter. For the Staff’s reference, we have included both a clean copy of the Amended DRS and a copy marked to show all changes from the Draft Registration Statement confidentially submitted on October 14, 2016.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amended DRS.

Prospectus Summary

OBE2109 for the Treatment of Pain . . ., page 2

1.	Please define the terms “receptor antagonist,” “pharmacokinetic” and “pharmacodynamic” where you first use them.

Response to Comment 1:

In response to the Staff’s comment, the Company has added disclosure on page 2 of the Amended DRS.

December 5, 2016

2.	Please briefly explain the “late-stage clinical development program” you intend to initiate regarding OBE2109 for the uterine fibroids indication in 2017.

Response to Comment 2:

In response to the Staff’s comment, the Company has expanded the disclosure on pages 2, 69, 84, 87, 88, 100 and 101 of the Amended DRS.

Use of Proceeds, page 63

3.

Please amend your disclosure to include your estimation of how far in the clinical development process you expect your three principal product candidates will advance using the offering proceeds. If the anticipated proceeds will not be sufficient to fund all the proposed purposes, please revise to disclose the order of priority of each purpose and the amount and sources of other funds needed, as required by Item 3.C.1 of Form 20-F.

Response to Comment 3:

The Company respectfully acknowledges the Staff’s comment. The Company will revise the disclosure in a future amendment of the Draft Registration Statement once an offering size has been determined.

Contractual Obligations and Commitments, page 79

4.	Please quantify the milestone payments under your license agreements with Kissei and Merck Serono that you may be required to pay in the future in your footnote to the table.

Response to Comment 4:

In response to the Staff’s comment, the Company has revised the disclosure on page 78 of the Amended DRS.

Share-Based Compensation, page 80

5.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Response to Comment 5:

The Company acknowledges the Staff’s comment. Once an estimated price range has been determined, the Company will supplementally provide the Staff with a quantitative and qualitative analysis explaining the difference between the estimated offering price and the recent valuations of the Company’s common shares leading up to the IPO.

December 5, 2016

OBE2109: Investigational GnRH Receptor . . ., page 88

6.

Where you discuss the three Phase 2a clinical trials for endometriosis, please indicate for each one the p-value by which you measured statistical significance and describe the specific results observed in the KLH1201 and KLH1203 trials.

Response to Comment 6:

In response to the Staff’s comment, the Company has revised the disclosure on page 94 of the Amended DRS.

Financial Statements

Note 17. Loss Per Share, page F-23

7.	Explain to us how including preferred shares in the computation of basic loss per share complies with IAS 33.

Response to Comment 7:

The Company considers both the Series A and Series B preferred shares as participating equity instruments in accordance with paragraph A13 of IAS 33. The Series A and Series B preferred shares participate in dividends with common shares according to a predetermined formula (one to one), and hence, meet the description in A13(a).

The Company has therefore applied paragraph A14 of IAS 33 in determining basic loss per share.

In allocating the loss between the three classes of shares, paragraph A14(a) is not relevant as no dividends were declared in the periods presented or are contractually required. Paragraph A14(b) states that the allocation reflects the extent that each instrument shares in earnings if all of the profit or loss for the period had been distributed. Paragraph A14 further states that the allocation of profit or loss for the period to the different classes of shares and participating equity is done in accordance with their dividend rights or other rights to participate in undistributed earnings. While it is not legally possible for the Company to distribute the loss, the terms of the preferred and common shares require that any distributions of profits are made on a pro rata basis between the three classes. Accordingly, the Company has allocated the loss in a pro rata basis between the three classes of shares in line with their dividend rights. Additionally, upon a successful IPO, the Series A and Series B automatically convert to common shares on a 1:1 basis, further supporting that these preferred shares are participating equity instruments that share equally on a pro rata basis in the losses with common shares.

The loss per share disclosed on the face of the consolidated statement of comprehensive loss is hence calculated by dividing the attributable loss to common shares, as described above, by the weighted average number of common shares (comprising of common and non-voting shares) outstanding for the period. The weighted average number of common shares includes both the common and non-voting shares as they have identical rights with the exception of voting rights and are hence treated as one class of equity.

The Company has revised the disclosure to Note 17 of the annual financial statements on page F-23 of the Amended DRS and Note 7 of the interim financial statements on page F-33 of the Amended DRS to describe the allocation methodology and to disclose loss per share for each class of equity instrument.

December 5, 2016

Notes to the Interim Financial Statements for the Six-Month Period Ended June 30, 2016

Note 4. Shareholders’ Equity, page F-32

8.

Please tell us the accounting literature that supports your basis to offset $30.6 million in accumulated losses with the share premium balance in your financial statements. In addition, tell us what benefit this transaction provided as an accumulated loss is still reflected in your financial statements, albeit significantly reduced from the prior period.

Response to Comment 8:

The Company acknowledges the Staff’s comment. The Company’s accounting treatment and presentation of the share premium and accumulated losses is driven by the legal requirements of the parent’s jurisdiction as IAS 32 and IAS 1 are silent on the presentation of equity reserves. Under Swiss law, when a company has accumulated losses that are significant in comparison to the total equity (i.e. resulting in a situation where the shareholders’ equity would be below a certain ratio when compared to the share capital and the reserves as of year-end), the shareholders have the ability to vote on a resolution to “offset” such losses with share premium reserves. On February 23, 2016, the Company’s shareholders voted on the offsetting of the total accumulated losses of $30.6 million (in accordance with the Swiss statutory accounts) as at December 31, 2015 (which is lower than that under IFRS), against share premium to ensure the Company meets capital maintenance requirements per article 725 of the Swiss Code of Obligations (Swiss law). Hence, as of the date the interim financial statements are prepared in accordance with IAS 34, the Company was not in the position to present “share premium” as it did not legally exist.

In conclusion, the disclosure for equity reserves under IAS 1 is to provide the reader with relevant information about the existing reserves. As a consequence of the above, the current presentation reflects the legal requirements of the applicable jurisdiction in the financial statements, and the Company believes (i) it is in compliance with IAS 1 and IAS 32, and (ii) it provides more useful information to the readers (in relation to distributable reserves).

Other Comments

9.

We note that you have submitted an application for confidential treatment in connection with several of your exhibits. Please be advised that comments to this application, if any, will be forwarded to you under separate cover.

Response to Comment 9:

The Company respectfully acknowledges the Staff’s comment.

10.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response to Comment 10:

The Company advises the Staff that it commenced “testing the waters” meetings with potential investors on November 1, 2016. The Company is supplementally providing to the Staff a copy of the presentation that the Company has used in these meetings with qualified institutional buyers or institutional accredited investors. The Company further advises the Staff that it will supplementally provide the Staff with copies of any additional written communications of the type referenced in the Staff’s comment.

December 5, 2016

11.

Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

Response to Comment 11:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not currently intend to include any graphic, visual, or photographic information in the printed prospectus, other than the Company’s logo, which appears on the cover page of the Amended DRS, and the other graphics that are presently included in the Amended DRS. If, following the date of this letter, the Company determines to include additional graphic, visual or photographic information in the printed prospectus, it will provide proofs to the Staff prior to its use.

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Please fax any additional comment letters concerning the Amended DRS to (212) 479-6275 and direct any questions or comments concerning this response letter to either the undersigned at (212) 479-6474, Nicole Brookshire at (617) 937-2357 or Charles S. Kim at (858) 550-6049.

Very truly yours,

/s/ Divakar Gupta
Divakar Gupta

cc:	Ernest Loumaye, ObsEva SA
Nicole Brookshire, Cooley LLP
Charles S. Kim, Cooley LLP
B. Shayne Kennedy, Latham & Watkins LLP
Brian J. Cuneo, Latham & Watkins LLP